Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109108

**PROSPECTUS SUPPLEMENT NO. 8**
**(To Prospectus Dated October 8, 2003)**

**ExpressJet Holdings, Inc.**
**$137,200,000**
**4.25% Convertible Notes due 2023**
**Guaranteed by ExpressJet Airlines, Inc.**
**and**
**Common Stock Issuable Upon Conversion Thereof**

This prospectus supplement relates to resales of our 4.25% Convertible Notes due 2023 and 7,538,468 initial shares of our common stock issuable upon conversion of the notes, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments as provided in the indenture governing the notes and circumstances described in the prospectus to which this prospectus supplement relates.

This prospectus supplement, which supplements the prospectus dated October 8, 2003 and prior supplements, contains additional information about selling securityholders.

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**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.**

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Any cross references in this prospectus supplement refer to portions of the prospectus.  As used in this prospectus supplement, except where the context otherwise requires or as otherwise indicated, "ExpressJet," "company," "we," "our," "ours" and "us" refer to ExpressJet Holdings, Inc., its wholly owned subsidiary, XJT Holdings, Inc. and its wholly owned subsidiary, ExpressJet Airlines, Inc., which operate as Continental Express.

**You should rely only on the information contained in this prospectus supplement, the related prospectus and prior supplements and those documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement, the related prospectus and prior supplements or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.**

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**The date of this prospectus supplement is June 23, 2004.**

# SELLING SECURITYHOLDERS

The notes, and any shares of our common stock issued upon conversion of the notes, are being offered by the selling securityholders listed in the table below or referred to in the prospectus to which this prospectus supplement refers. The common stock which may be issued directly by us upon conversion of notes which are purchased in a sale contemplated by the prospectus is not being offered by the selling securityholders. Only those shares of common stock issued upon conversion of the notes may be offered by the selling securityholders. We issued and sold the notes in a private placement to the initial purchasers, and the notes were simultaneously sold by the initial purchasers to the selling securityholders in transactions exempt from registration under the Securities Act.

No offer or sale under this prospectus supplement or the prospectus to which it refers (together with prior supplements) may be made by a holder of the securities unless that holder is listed in the table below or the prospectus or until that holder has notified us and a supplement to the prospectus has been filed or an amendment to the related registration statement has become effective. The table set forth below in this prospectus supplement lists all of the selling securityholders who have responded to our solicitation for information for inclusion in this prospectus supplement. Any additional or changed information given to us by the selling securityholders will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers.

The selling securityholders may offer and sell, from time to time, any or all of the notes or common stock issued upon conversion of those notes.

The following table supplements the table of selling securityholders in the prospectus. In addition to the selling securityholders named in the prospectus, the following table sets forth the name, principal amount of notes, and number of shares of common stock beneficially owned by the selling securityholders intending to sell the notes or common stock and the principal amount of notes or shares of common stock to be offered. Based on information provided to us by the applicable selling securityholders, the table also discloses whether any selling securityholder selling in connection with this prospectus supplement or the prospectus to which it refers (together with prior supplements) has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of this prospectus supplement. We may from time to time, in accordance with a registration rights agreement, include additional selling securityholders in future prospectus supplements to the prospectus to which this prospectus supplement refers.

| Name | Principal Amount of Notes Beneficially Owned and Offered Hereby | Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1) |
|---|---|---|
| JP Morgan Securities Inc | $ 3,550,000 | 195,055 |
| Marathon Global Convertible Master Fund | $ 1,900,000 | 104,396 |

(1)    Calculated utilizing the conversion rate of 54.9451 shares of common stock per $1,000 principal amount of each note. The ratio is subject to adjustment as described under "Description of Notes."

Unless otherwise indicated in a footnote to the tables, the selling securityholders have informed us that they do not beneficially own any notes or shares of common stock other than those offered hereby. Accordingly, after completion of this offering they would not own any amount or percentage of either class of securities. Because the selling securityholders may, pursuant to the prospectus, this prospectus supplement and subsequent prospectus supplements, offer all or some portion of the notes they presently hold, no estimate can be given as to the amount of the notes that will be held by the selling securityholders upon termination of any such sales. In addition, the selling securityholders identified in the prospectus or this prospectus supplement may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which it provided the information regarding their notes, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."